W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan

                        W.P. STEWART & CO., LTD. REPORTS
           NET INCOME FOR SECOND QUARTER AND FIRST SIX MONTHS OF 2002
                       OF $14.8 MILLION AND $32.1 MILLION

                  Diluted earnings per share of $0.32 and $0.69
            for the second quarter and first six months, respectively

31 July 2002
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $14.8 million, or $0.32 per share (diluted) and $0.34 per share (basic), for the second quarter ended 30 June 2002. This compares with net income in the second quarter of the prior year of $19.8 million or $0.42 per share (diluted) and $0.45 per share (basic).

Second Quarter 2002 Highlights

For the second quarter of 2002 there were 46,580,502 common shares outstanding on a weighted average diluted basis compared to 47,226,097 common shares outstanding for the second quarter of 2001 on the same weighted average diluted basis.

Net income, for the quarter ended 30 June 2002, adjusted to include non-cash expenses such as depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $16.7 million, or $0.36 per share (diluted), compared with $21.5 million, or $0.46 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were approximately $8.3 billion, compared to approximately $9.5 billion at the end of the prior quarter, a decline of 12.6% and a decline of 10.8% from the $9.3 billion reported at 30 June 2001.

Six Month Results

For the six months ended 30 June 2002, net income was down 25.5% to $32.1 million, or $0.69 per share (diluted) and $0.73 per share (basic), on revenues of $73.7 million. Net income for the six months ended 30 June 2001 was $43.1 million, or $0.91 per share (diluted) and $0.99 (basic), on revenues of $86.9 million.

Cash earnings for the six months ended 30 June 2002 were $35.8 million, or $0.76 per share (diluted) versus $46.4 million or $0.98 per share (diluted), in the same period of the prior year.

For the six months ended 30 June 2002, there were 46,855,530 common shares outstanding on a weighted average diluted basis compared to 47,270,362 common shares outstanding for the same period in 2001 on the same weighted average diluted basis.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. equity composite for the second quarter of 2002 was -11.8% pre-fee and -12.1% post-fee. For the six months ended 30 June 2002, the Company's performance was -7.7% pre-fee and -8.3% post-fee.

W.P. Stewart's five-year performance record for the period ended 30 June 2002 averaged 7.3% pre-fee (6.1% post-fee), compounded annually, compared to an average of 3.7% for the S&P 500 in the period.

Assets Under Management

Assets under management (AUM) at quarter-end were approximately $8.3 billion, compared with approximately $9.5 billion for the quarter ended 31 March 2002, and approximately $9.3 billion reported at the quarter ended 30 June 2001.

Net flows of AUM for the quarter ended 30 June 2002 were +$39 million, compared with +$22 million in the comparable quarter of 2001 and net outflows of $79 million in the first quarter of 2002.

Net flows of AUM for the six months ended 30 June 2002 and 2001 were -$40 million and -$271 million, respectively.

In the second quarter of 2002, net cash outflows from existing accounts were approximately $29 million compared with outflows of approximately $35 million in the second quarter of 2001. Net cash flows from existing accounts for the six months ended 30 June 2002 were +$2 million compared to net outflows of $177 in the six months ended 30 June 2001.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately +$68 million for the quarter compared to approximately +$56 million for the same quarter of the prior year. Net new flows were approximately -$42 million and approximately -$94 million for the six months ended 30 June 2002 and 2001, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 27-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Revenues and Profitability

Revenues were $36.4 million for the quarter ended 30 June 2002, down 5.4% from $38.5 million, for the same quarter of 2001. Revenues for the six months ended 30 June 2002 and 2001 were $73.7 million and $86.9 million, respectively.

The average gross management fee was 1.23% for the quarter ended 30 June 2002 and 1.23% for the six months ended 30 June 2002, compared to 1.26% and 1.25% in the comparable periods of the prior year. The decline in the average gross fee reflects a slight change in account mix.

Total operating expenses increased 21.4% to $19.9 million, for the second quarter 2002, from $16.4 million in the same quarter of the prior year. Total operating expenses were $38.1 million and $39.1 million for the six months ended 30 June 2002 and 2001, respectively.

Pre-tax income, at $16.5 million, was 45.2% of gross revenues for the quarter ended 30 June 2002 compared to $22.0 million or 57.3% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $35.7 million (48.4% of gross revenues) for the six months ended 30 June 2002, and $47.9 million (55.1% of gross revenues) for the six months ended 30 June 2001.

The Company's provision for taxes for the quarter ended 30 June 2002 was $1.6 million versus $2.2 million in the comparable quarter of the prior year, and was $3.6 million versus $4.8 million for the six months ended 30 June 2002 and 2001, respectively. The tax rate was 10% of income before taxes for all such periods.

Other Events

During the second quarter of 2002, the Company repurchased an aggregate of 1,093,451 common shares of the Company in private and open market transactions for an aggregate purchase price of approximately $26.7 million. Following these repurchases, the Board of Directors replenished the Company's authority to repurchase up to $30 million of the Company's shares at the discretion of the Company's Executive Committee.

Effective 1 January 2003, the Company will adopt provisions for the expensing of stock options. The Company does not currently believe that this will have any material effect on its financial statements.

The Company paid a dividend of $0.30 per common share on 30 April 2002 to shareholders of record as of 19 April 2002 and will pay a dividend of $0.30 per share on 31 July 2002 to shareholders of record as of 19 July 2002.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Investor Conference

In conjunction with this second quarter 2002 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Wednesday, 31 July 2002. The conference will commence promptly at 9:15 a.m. (EDT) and conclude at 9:45 a.m. (EDT). Those who are interested in participating in the teleconference should dial 1-800-233-2795 (within the United States) or +785-832-1077 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply access the following: http://www.firstcallevents.com/service/ajwz362561079gfl2.html.

The teleconference will be available for replay from Wednesday, 31 July at 12:00 noon (EDT) through Thursday, 1 August 2002 at 5:00 p.m. (EDT). To access the replay, please dial 1-800-695-2523 (within the United States) or +402-530-9029 (outside the United States). The webcast will be accessible for replay on the Company's website through Wednesday, 7 August 2002.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                (Consolidated Statements of Operations appear on following page)

                                      # # #

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                     For the Three Months Ended                        % Change From
                                          -------------------------------------------------    ------------------------------
                                          June 30, 2002    March 31, 2002     June 30, 2001    March 31, 2002   June 30, 2001
                                          -------------    --------------     -------------    --------------   -------------
Revenue:
  Fees                                     $29,076,698       $28,286,263       $29,068,474           2.79%           0.03%
  Commissions                                6,401,280         8,002,814         7,888,557         -20.01%         -18.85%
  Interest and other                           914,181         1,057,853         1,501,290         -13.58%         -39.11%
                                           -----------       -----------       -----------         ------          ------

                                            36,392,159        37,346,930        38,458,321          -2.56%          -5.37%
                                           -----------       -----------       -----------         ------          ------

Expenses:
  Employee compensation and benefits         6,941,787         6,655,333         4,923,804           4.30%          40.98%
  Fees paid out                              1,988,284         2,055,460         1,646,865          -3.27%          20.73%
  Commissions, clearance and trading         1,373,519         1,589,140         1,637,915         -13.57%         -16.14%
  Research and  administration (1)           3,770,916         3,113,035         3,190,086          21.13%          18.21%
  Marketing (1)                              1,275,352           823,088           803,693          54.95%          58.69%
  Depreciation and amortization              1,981,215         1,948,313         1,845,443           1.69%           7.36%
  Other operating (1)                        2,606,406         1,940,147         2,380,215          34.34%           9.50%
                                           -----------       -----------       -----------         ------          ------
                                            19,937,479        18,124,516        16,428,021          10.00%          21.36%
                                           -----------       -----------       -----------         ------          ------

Income before taxes                         16,454,680        19,222,414        22,030,300         -14.40%         -25.31%

Provision for taxes                          1,645,468         1,922,241         2,203,030         -14.40%         -25.31%
                                           -----------       -----------       -----------         ------          ------

Net income                                 $14,809,212       $17,300,173       $19,827,270         -14.40%         -25.31%
                                           ===========       ===========       ===========         ======          ======

Earnings per share:

Basic earnings per share                   $      0.34       $      0.39       $      0.45         -12.82%         -24.44%
                                           ===========       ===========       ===========         ======          ======

Diluted earnings per share                 $      0.32       $      0.37       $      0.42         -13.51%         -23.81%
                                           ===========       ===========       ===========         ======          ======

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                            For the Six Months Ended June 30,
                                         ---------------------------------------
                                             2002           2001            %
                                         -----------     -----------     -------

Revenue:
  Fees                                   $57,362,961     $61,223,600      -6.31%
  Commissions                             14,404,094      22,534,800     -36.08%
  Interest and other                       1,972,034       3,184,302     -38.07%
                                         -----------     -----------     ------

                                          73,739,089      86,942,702     -15.19%
                                         -----------     -----------     ------

Expenses:
  Employee compensation and benefits      13,597,120      14,543,260      -6.51%
  Fees paid out                            4,043,744       3,499,564      15.55%
  Commissions, clearance and trading       2,962,659       4,037,534     -26.62%
  Research and  administration (1)         6,883,951       6,912,160      -0.41%
  Marketing (1)                            2,098,440       1,354,767      54.89%
  Depreciation and amortization            3,929,528       3,658,849       7.40%
  Other operating (1)                      4,546,553       5,058,889     -10.13%
                                         -----------     -----------     ------
                                          38,061,995      39,065,023      -2.57%
                                         -----------     -----------     ------

Income before taxes                       35,677,094      47,877,679     -25.48%

Provision for taxes                        3,567,709       4,787,768     -25.48%
                                         -----------     -----------     ------

Net income                               $32,109,385     $43,089,911     -25.48%
                                         ===========     ===========     ======

Earnings per share:

Basic earnings per share                 $      0.73     $      0.99     -26.26%
                                         ===========     ===========     ======

Diluted earnings per share               $      0.69     $      0.91     -24.18%
                                         ===========     ===========     ======

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.